UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Canopy Growth Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

901164

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.    901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No.    901164

1	NAME OF REPORTING PERSONS Greenstar Canada Investment Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.    901164

1	NAME OF REPORTING PERSONS Constellation Brands Canada Holdings ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO and HC

SCHEDULE 13D CUSIP No. 901164

1	NAME OF REPORTING PERSONS Constellation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO and HC

SCHEDULE 13D CUSIP No. 901164

1	NAME OF REPORTING PERSONS CBG Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No.     901164

1	NAME OF REPORTING PERSONS Constellation International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO and HC

SCHEDULE 13D

CUSIP No.     901164

1	NAME OF REPORTING PERSONS Constellation Brands, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,315,352
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,315,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,315,352
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON HC and CO

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The title and class of equity securities to which this Amendment No. 1 to Schedule 13D (this “Amendment”) relates is the Common Shares, no par value (the “Common Shares”), of Canopy Growth Corporation, a company organized and existing under the laws of Canada (the “Issuer” or “Canopy”). The principal executive offices of the Issuer are located at 1 Hershey Drive, Smiths Falls, Ontario Canada, K7A 0A8.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Statement is being filed by the following beneficial owners of Common Shares (each, a “Reporting Person”):

1.	Greenstar Canada Investment Limited Partnership (“Greenstar LP”)

2.	Greenstar Canada Investment Corporation

3.	Constellation Brands Canada Holdings ULC

4.	Constellation Capital LLC

5.	CBG Holdings LLC (“CBG”)

6.	Constellation International Holdings Limited

7.	Constellation Brands, Inc.

The principal office address or business address of Greenstar LP and of Greenstar Canada Investment Corporation is 350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6; of Constellation Brands Canada Holdings ULC is 1959 Upper Water Street, Suite 1900, Halifax, Nova Scotia B3J 2X2; and of each of the other Reporting Persons identified above is 207 High Point Drive, Building 100, Victor, New York 14564.

The principal business of: (i) CBG is private investment; (ii) Greenstar LP is private investment; (iii) Greenstar Canada Investment Corporation is to serve as the general partner of Greenstar LP; (iv) Constellation Brands Canada Holdings ULC is private investment; (v) Constellation Capital LLC is private investment; (vi) Constellation International Holdings Limited is private investment and (vii) Constellation Brands, Inc. is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada.

Current information concerning the identity and background of each executive officer and director of CBG, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d)-(e) None of the Reporting Persons or, to the best knowledge of CBG and Greenstar LP, any of the Covered Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CBG is a Delaware limited liability company; Greenstar LP and Greenstar Canada Investment Corporation were each formed in British Columbia; Constellation Brands Canada Holdings ULC was formed in Nova Scotia; Constellation Capital LLC is a Delaware limited liability company; Constellation International Holdings Limited is a New York corporation; and Constellation Brands, Inc. is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby revised and supplemented with the following:

As described below in Item 4, CBG entered into the Purchase Agreement (as defined in Item 4 below)

to purchase Common Shares and the CBG Warrants (as defined in Item 4 below) to purchase Common Shares of the Issuer. Concurrently, Constellation Brands, Inc. signed a commitment letter with Bank of America, N.A. to provide bridge financing.

To provide certainty of financing to fund the purchase price for the Purchased Interest (as defined in Item 4 below) and the other related costs of the Transaction (as defined in Item 4 below), on August 14, 2018, Constellation entered into a bridge facility commitment letter (the “Bridge Commitment Letter”) pursuant to which Bank of America, N.A. (the “Initial Lender”) committed to provide a senior unsecured 364-day term loan facility (the “Bridge Credit Agreement”) in an aggregate principal amount of C$5,078,700,000 (the “Bridge Loan”) to finance the Transaction.

The Bridge Loan must be borrowed in a single draw, if at all, in connection with the closing of the Transaction. On or prior to the Closing Date (as defined in Item 4 below), the aggregate commitments under the Bridge Credit Agreement shall be permanently reduced and after the Closing Date, the Bridge Loan shall be prepaid, in each case, dollar-for-dollar, by: (i) net cash proceeds actually received by Constellation or any of its subsidiaries from all non-ordinary course asset sales or other dispositions of property subject to certain exceptions set forth in the Bridge Credit Agreement; (ii) the committed amount of any term loan facility entered into for the purpose of financing the Transaction; (iii) net cash proceeds actually received by Constellation or any of its subsidiaries from any incurrence of debt for borrowed money subject to certain exceptions set forth in the Bridge Credit Agreement; and (iv) net cash proceeds received by Constellation from the issuance of equity securities subject to certain exceptions set forth in the Bridge Credit Agreement. The commitment to make the Bridge Loan expires on the earliest of: (x) April 1, 2019; (y) the termination of the Purchase Agreement prior to the closing of the Transaction or the date that Constellation notifies Bank of America, N.A., as administrative agent (the “Administrative Agent”), that it has abandoned the Transaction; and (z) the receipt by the Administrative Agent from Constellation of notice to terminate the commitments in full.

The obligation to make the Bridge Loan is subject to limited conditions, including: (i) the delivery of certain financial statements of Constellation and Canopy; (ii) the delivery of certain customary documentation; (iii) certain limited representations and warranties made by Constellation being true and correct in all material respects on the Closing Date; (iv) the delivery of a certificate attesting to the solvency of Constellation and its subsidiaries, taken as a whole; (v) Constellation having paid all fees and expenses due to the lenders to be party to the Bridge Credit Agreement (the “Banks”) and the arranger in connection with financing activities relating to the Transaction; (vi) the execution of the Guarantee Agreement (as defined below) by the Guarantors (as defined below); (vii) delivery of a certification regarding beneficial ownership required by the arranger; and (viii) other various customary closing conditions.

The Bridge Loan will mature on the date that is 364 days after the Closing Date. Constellation may prepay the Bridge Loan at any time without premium or penalty, except that any prepayment of CDOR advances other than at the end of the applicable interest periods shall be made with reimbursement for any funding losses and redeployment costs of the Banks.

The Bridge Credit Agreement provides for specified events of default, some of which provide for grace periods, including failure to pay any principal or interest when due, any representation or warranty made by Constellation proving to be incorrect in any material respect, failure to comply with financial and negative covenants or conditions, defaults relating to other material indebtedness, certain insolvency or receivership events affecting Constellation or its subsidiaries, monetary judgment defaults, customary ERISA defaults, changes of control, and the seizure of any property on the grounds that the property has been used to commit a criminal offence under the Controlled Substances Act as determined by a court of competent jurisdiction by final and non-appealable judgment. In the event of a default, the Administrative Agent may, and at the request of the requisite number of Banks must, declare all obligations under the Bridge Credit Agreement immediately due and payable. For certain events of default related to insolvency and receivership, all outstanding obligations of Constellation will become immediately due and payable. An event of default (other than an event of insolvency) will not provide a basis for the Initial Lender to cancel its commitments to make the Bridge Loan or to fund the Bridge Loan if the closing conditions are satisfied.

The Initial Lender may assign all or a portion of its commitment under the Bridge Commitment Letter to one or more permitted assignees subject to certain conditions.

The obligations under the Bridge Credit Agreement will be guaranteed by certain subsidiaries of Constellation (the “Guarantors”) pursuant to a Guarantee Agreement (the “Guarantee Agreement”). The Guarantors to the Bridge Credit Agreement will be the same subsidiaries that guarantee the obligations under Constellation’s existing Seventh Amended and Restated Credit Agreement, dated as of August 10, 2018, among Constellation, CB International Finance S.à r.l., an indirect wholly owned subsidiary of Constellation organized under the laws of Luxembourg, Bank of America, N.A., as administrative agent, and the lenders and other parties party thereto at the time the Bridge Credit Agreement is entered into. Each of the Guarantors will unconditionally and irrevocably guarantee to the Administrative Agent, for the ratable benefit of the Banks, the prompt and complete payment and performance of the indebtedness and other monetary obligations of Constellation under the Bridge Credit Agreement.

Constellation may use the Bridge Credit Agreement to finance the purchase price for the Purchased Interest and other costs related to the Transaction or may choose to use a combination of available cash and proceeds from future debt financings including new term loans and/or the issuance of one or more series of senior notes or debt securities.

The above description of the Bridge Commitment Letter and Bridge Credit Agreement is qualified in its entirety by the terms of the Bridge Commitment Letter and Bridge Credit Agreement, which are attached hereto as Exhibit 99.3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby revised and supplemented with the following:

Common Share Subscription Agreement

On August 14, 2018, CBG and the Issuer entered into a Subscription Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Issuer will sell, and CBG will purchase 104,500,000 Common Shares plus warrants to purchase an additional 139,745,453 Common Shares of the Issuer (the “CBG Warrants”), of which 88,472,861 (the “Tranche A Warrants”) are immediately exercisable and 51,272,592 (the “Tranche B Warrants”) are exercisable upon the exercise, in full, of the Tranche A Warrants. The CBG Warrants expire three years after issuance. As a result of the purchase of the Common Shares by CBG (the “Transaction”), Constellation Brands, Inc., on a consolidated basis, would own approximately 38% of the outstanding Common Shares of the Issuer. The purchase price for the Common Shares is C$5.1 billion, to be paid on the date of the closing of the Transaction (the “Closing Date”). Upon exercise of the CBG Warrants, Constellation Brands, Inc., on a consolidated basis, would own approximately 55% of the outstanding Common Shares of the Issuer on a fully diluted basis.

The Purchase Agreement contains customary representations and warranties from both Canopy and CBG and each have agreed to customary covenants, including, among others, covenants on the part of Canopy relating to: (i) the conduct of Canopy’s business during the interim period between the execution of the Purchase Agreement and the completion of the Transaction; (ii) Canopy’s obligation to give notice of an amended notice of meeting for its annual general meeting of shareholders, setting the date for such meeting at September 26, 2018, preserving the existing record date and amending the meeting to be a special meeting to consider the Transaction and CBG nominees to the Canopy Board of Directors (the “Canopy Board”); and (iii) subject to certain exceptions, the recommendation by the Canopy Board that Canopy shareholders approve the Transaction and CBG nominees to the Canopy Board. Canopy has also agreed: (x) not to solicit any alternative acquisition proposals; (y) subject to certain exceptions, not to enter into any discussions with respect to, or enter into any agreement concerning, or provide confidential information in connection with, any alternative acquisition proposals; or (z) subject to certain exceptions, that the Canopy Board will not withdraw, modify or qualify in any manner its recommendation that Canopy shareholders approve the Transaction and CBG nominees to the Canopy Board.

CBG has agreed that until the earlier of: (i) the termination of the Purchase Agreement; (ii) the Closing Date; and (iii) April 1, 2019, it will not, and will cause its Affiliates (as defined in the Purchase Agreement) not to, directly or indirectly, whether individually or by acting jointly or in concert with any other person (including by providing financing or other support or assistance to any other person), without the express written consent of the Canopy Board or except in accordance with the terms of the Purchase

Agreement or the Investor Rights Agreement, dated November 2, 2017, between Greenstar and Canopy (the “Investor Rights Agreement”) acquire additional securities of Canopy or engage in various transactions set forth in the Purchase Agreement, including mergers, take-over bids, proxy solicitations or otherwise attempt to control or to influence the management or board of directors of Canopy (the “CBG Standstill”).

The closing of the Transaction is subject to certain customary closing conditions including approval of the Canopy shareholders, applicable stock exchange approval, receipt of regulatory approvals pursuant to the Investment Canada Act and Competition Act (Canada), if required, and receipt of any required third-party consents. The Purchase Agreement contains certain customary termination rights for CBG and Canopy, as the case may be, applicable upon certain events including: (i) the failure to complete the Transaction by April 1, 2019, or such later date agreed on by the parties; (ii) by CBG if the Canopy Board withdraws, qualifies or modifies of its recommendation that Canopy shareholders approve the Transaction and CBG nominees or adopts, approves, recommends, endorses or otherwise declares advisable the adoption of any alternative acquisition proposal; or (iii) by Canopy if prior to obtaining the shareholder approval, its Board authorizes Canopy to enter into a proposed agreement for an alternative acquisition proposal provided that Canopy is then in compliance with its covenant not to solicit alternative acquisition proposals and that prior to or concurrent with such termination Canopy pays a termination fee.

The Purchase Agreement provides that Canopy must pay CBG a termination fee of varying amounts if the Purchase Agreement is terminated pursuant to a Termination Fee Event (as defined in the Purchase Agreement). The Transaction is projected to be consummated during the fourth calendar quarter of 2018.

Amended and Restated Investor Rights Agreement

The Purchase Agreement contemplates that Greenstar, CBG and Canopy will enter into an Amended and Restated Investor Rights Agreement (the “A&R IRA”) on the Closing Date, which will amend the Investor Rights Agreement, pursuant to which, the Canopy Board will be increased from five directors to seven directors, of which CBG will have the right to designate four nominees (the “CBG Nominees”) for election or appointment to the Canopy Board so long as the CBG Group (as defined in the A&R IRA) continues to hold at least the Target Shares (as defined below). In the event that the CBG Group no longer holds the Target Shares, CBG will be entitled to designate a number of CBG Nominees that represents its proportionate share of the number of directors comprising the Canopy Board (rounded up to the next whole number) based on its percentage ownership of outstanding Canopy common shares. “Target Shares” means that number of common shares that satisfies the following two conditions: (i) 117,208,056 common shares, subject to certain adjustments; and (ii) the number of common shares and warrants that represents 28.2% of the outstanding Canopy common shares.

The A&R IRA will provide that so long as the CBG Group continues to hold at least the Target Shares, the Canopy Board will not: (i) propose or resolve to change the size of the Board, except where otherwise required by law, or with the consent of CBG; or (ii) present a slate of Canopy nominees to the shareholders of Canopy for election to the Board that is greater than or fewer than seven directors. The A&R IRA will also provide CBG certain rights subject to certain conditions, including, among others, approval rights for certain transactions, pre-emptive rights, registration rights, and top-up rights. In addition, the A&R IRA will provide that, subject to certain conditions, so long as the CBG Group continues to hold at least the Target Shares, the CBG Group will adhere to certain non-competition restrictions including that: (y) Canopy will be its exclusive strategic vehicle for cannabis products of any kind anywhere in the world; and (z) Canopy will be presented exclusively all Cannabis Opportunities (as defined in the A&R IRA). Further, the CBG Group will agree, for a limited period of time, to certain post-termination, non-competition restrictions, which include not pursuing any other Cannabis Opportunities and not directly or indirectly participating in a competing business of Canopy anywhere in the world.

The A&R IRA will terminate upon the earlier of: (i) the mutual consent of the parties; (ii) the date on which the CBG Group owns less than 33,000,000 common shares of Canopy; (iii) the date of a non-appealable court order terminating the A&R IRA under certain circumstances as set forth in the A&R IRA; and (iv) after notice by Canopy, any time the CBG Group no longer holds at least the Target Shares, the non-compete provisions no longer apply to CBG and the CBG Group has engaged in certain competitive activities for a period of 30 consecutive days following notice.

The above descriptions of the Purchase Agreement and the agreements attached thereto as exhibits, including the forms of warrants and the form of the Amended and Restated Investor Rights Agreement, are qualified in their entirety by the terms of the Purchase Agreement (and such forms of agreements attached thereto as exhibits) which is attached hereto as Exhibit 99.2.

Voting Agreements

CBG has entered into voting agreements with certain shareholders of Canopy, pursuant to which each shareholder has agreed to vote its common shares in favor of the Transaction and CBG nominees at the Canopy shareholder meeting on the terms and subject to the conditions set out in the voting agreements.

Other

Except as set forth in this Amendment and subject to the CBG Standstill described above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. The Reporting Persons may evaluate on a continuing basis their investment in the Issuer and expect that they may from time to time acquire or dispose of Common Shares or other securities of the Issuer. The Reporting Persons may purchase or sell Common Shares or exercise the warrants in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, the Reporting Persons may develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) through (e) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

Except as set forth herein, to the best knowledge of the Reporting Persons, the Covered Persons do not beneficially own any Common Shares as of August 16, 2018, other than as previously disclosed and Thomas M. McCorry, who owns personally 175 Common Shares which were acquired using his personal funds. The Reporting Persons disclaim beneficial ownership of each Covered Person’s Common Shares and such Common Shares are excluded from the aggregate amounts reported by the Reporting Persons in this Amendment and Schedule 13D.

To the best knowledge of the Reporting Persons, none of the Covered Persons has engaged in any transaction involving any Common Shares during the 60-day period ended August 16, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the Transaction, CBG and the Issuer entered into the Purchase Agreement described in Item 4. Further to the transactions contemplated by the Purchase Agreement, CBG, Greenstar LP and the Issuer will enter into the A&R IRA described in Item 4 on the Closing Date. Other than as described in this Amendment, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities, including the Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated August 15, 2018.

Exhibit 99.2	Subscription Agreement, dated as of August 14, 2018, by and between CBG Holdings LLC and Canopy Growth Corporation, including a form of Amended and Restated Investor Rights Agreement (Incorporated herein by reference to Exhibit 2.1 to Constellation Brands, Inc.’s Form 8-K filed on August 16, 2018).

Exhibit 99.3	Commitment Letter, dated as of August 14, 2018, with Bank of America, N.A., including a form of Bridge Credit Agreement (Incorporated herein by reference to Exhibit 10.1 to Constellation Brands, Inc.’s Form 8-K filed on August 16, 2018).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2018	CBG Holdings LLC

	By:	/s/ David Klein
	Name:	David Klein
	Title:	President

Greenstar Canada Investment Limited Partnership

	By:	Greenstar Canada Investment Corporation, its general partner

	By:	/s/ Garth Hankinson
	Name:	Garth Hankinson
	Title:	Vice President

Greenstar Canada Investment Corporation

	By:	/s/ Garth Hankinson
	Name:	Garth Hankinson
	Title:	Vice President

Constellation Brands Canada Holdings ULC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation Capital LLC

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation International Holdings Limited

	By:	/s/ Oksana S. Dominach
	Name:	Oksana S. Dominach
	Title:	Vice President and Treasurer

Constellation Brands, Inc.

By:	/s/ James O. Bourdeau
Name:	James O. Bourdeau
Title:	Executive Vice President, General Counsel and Secretary

Annex A

The following is a list of the executive officers and directors of each of CBG Holdings LLC, Greenstar Canada Investment Corporation, Constellation Brands Canada Holdings ULC, Constellation Capital LLC, Constellation International Holdings Limited and Constellation Brands, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly affiliated with Constellation Brands, Inc.) unless otherwise noted.

Executive Officers of CBG Holdings LLC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Samuel H. Carsley	Vice President and Assistant Secretary	350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6	Canada
Julian Cohen	Senior Vice President	350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Jeffrey H. LaBarge	Vice President and Assistant Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. McCorry	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Timothy D. Robins	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of CBG Holdings LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Greenstar Canada Investment Corporation:

Name	Position	Business Address	Citizenship
Jared Fix	President	1255 Battery Street, San Francisco, California 94111	US
Samuel H. Carsley	Vice President and Assistant Secretary	350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6	Canada
Julian M. Cohen	Senior Vice President	350 Bay Street, Suite 1300, Toronto, Ontario M5H 2S6	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Vice President	131 S Dearborn, Chicago, Illinois 60603	US
Garth Hankinson	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Greenstar Canada Investment Corporation:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Edwards	Senior Vice President, Strategy of Constellation Brands, Inc.	131 S Dearborn, Chicago, Illinois 60603	US
Jared Fix	Senior Vice President, Chief Growth Officer of Constellation Brands, Inc.	1255 Battery Street, San Francisco, California 94111	US

Executive Officers of Constellation Brands Canada Holdings ULC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Brands Canada Holdings ULC:

Name	Principal Occupation or Employment	Business Address	Citizenship
Oksana S. Dominach	Senior Vice President and Treasurer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Senior Vice President, Tax of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation Capital LLC:

Name	Position	Business Address	Citizenship
David Klein	President	207 High Point Drive, Building 100, Victor, New York 14564	US
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation Capital LLC:

Name	Principal Occupation or Employment	Business Address	Citizenship
James O. Bourdeau	Executive Vice President, General Counsel and Secretary of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US

Executive Officers of Constellation International Holdings Limited:

Name	Position	Business Address	Citizenship
F. Paul Hetterich	President	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom
Oksana S. Dominach	Vice President and Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Barbara J. LaVerdi	Secretary and Assistant Treasurer	207 High Point Drive, Building 100, Victor, New York 14564	US
Janet Stewart	Vice President	207 High Point Drive, Building 100, Victor, New York 14564	US

Directors of Constellation International Holdings Limited:

Name	Principal Occupation or Employment	Business Address	Citizenship
F. Paul Hetterich	Executive Vice President and President, Beer Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
David Klein	Executive Vice President and Chief Financial Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Executive Officers of Constellation Brands, Inc.:

Name	Position	Business Address	Citizenship
Robert Sands	Chief Executive Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Chairman of the Board	207 High Point Drive, Building 100, Victor, New York 14564	US
William A. Newlands	President and Chief Operating Officer	131 S Dearborn, Chicago, Illinois 60603	US
David Klein	Executive Vice President and Chief Financial Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James O. Bourdeau	Executive Vice President, General Counsel and Secretary	207 High Point Drive, Building 100, Victor, New York 14564	US
Thomas M. Kane	Executive Vice President and Chief Human Resources Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Sabia, Jr.	Executive Vice President and Chief Marketing Officer	207 High Point Drive, Building 100, Victor, New York 14564	US
F. Paul Hetterich	Executive Vice President and President, Beer Division	207 High Point Drive, Building 100, Victor, New York 14564	US
Christopher Stenzel	Executive Vice President and President, Wine & Spirits Division	207 High Point Drive, Building 100, Victor, New York 14564	US and United Kingdom

Directors of Constellation Brands, Inc.:

Name	Principal Occupation or Employment	Business Address	Citizenship
Jerry Fowden	Chief Executive Officer of Cott Corporation	207 High Point Drive, Building 100, Victor, New York 14564	United Kingdom
Barry A. Fromberg	Senior Advisor to CEO of HNI Healthcare	207 High Point Drive, Building 100, Victor, New York 14564	US

Robert L. Hanson	Chief Executive Officer of John Hardy Global Limited	207 High Point Drive, Building 100, Victor, New York 14564	US
Ernesto M. Hernandez	President and Managing Director of General Motors de Mexico, S. de R.L. de C.V.	207 High Point Drive, Building 100, Victor, New York 14564	Mexico
Susan Somersille Johnson	Executive Vice President and Chief Marketing Officer of SunTrust Banks, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
James A. Locke III	Senior Counsel to the law firm of Nixon Peabody LLP	207 High Point Drive, Building 100, Victor, New York 14564	US
Daniel J. McCarthy	President and Chief Executive Officer of Frontier Communications Corporation	207 High Point Drive, Building 100, Victor, New York 14564	US
Richard Sands	Chairman of the Board of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Robert Sands	Chief Executive Officer of Constellation Brands, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US
Judy A. Schmeling	Former Chief Operating Officer of HSN, Inc., and former President of HSN’s Cornerstone Brands	207 High Point Drive, Building 100, Victor, New York 14564	US
Keith E. Wandell	Retired Chairman of the Board, President and Chief Executive Officer of Harley-Davidson, Inc.	207 High Point Drive, Building 100, Victor, New York 14564	US